Exhibit 99.1

For Immediate Release

SBTi VALIDATES WEST FRASER’S SCIENCE-BASED EMISSIONS REDUCTION TARGETS

World’s largest renewable building materials producer to materially reduce GHG emissions by 2030

VANCOUVER, B.C., April 13, 2023 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that the Science Based Targets initiative (SBTi) has validated its scope 1, 2 and 3 emissions reduction targets. This validation further supports West Fraser’s plan to achieve near-term greenhouse gas (“GHG”) reductions across all its operations located in the United States, Canada, United Kingdom and Europe.

SBTi helps companies to set and validate emission reduction targets in line with climate science and Paris Agreement goals. It promotes best practice in science-based target setting and independently assesses companies’ targets. To accelerate corporate climate action, SBTi is focused on significant reductions in global emissions before 2030 and achieving net-zero emissions before 2050.

“Climate action is a fundamental element of West Fraser’s sustainability strategy,” said Ray Ferris, President and CEO of West Fraser. “Validation of West Fraser’s proposed targets, committing to reduce GHG emissions in line with climate science and aligned with the Paris Agreement goals by 2030, furthers the credibility of our targets and builds on our solid legacy of sustainability performance of our products while enhancing the social, environmental and economic benefit in the communities in which we operate.”

West Fraser is on a path to reduce its scope 1 and 2 GHG emissions 46.2% by 2030 and its scope 3 GHG emissions 25% by 2030.

Read more about Sustainability at West Fraser: 2021 Sustainability Report

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit www.westfraser.com.

About Science Based Targets Initiative

The Science Based Targets initiative (“SBTi”) is a global body enabling businesses and financial institutions to set ambitious emissions reductions targets in line with the latest climate science. For more information about SBTi, visit: sciencebasedtargets.org

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws. These forward-looking statements include, among other things, statements related to the Company’s GHG targets and the Company’s ability to realize these commitments and goals, benefits accruing from these initiatives and the statements related to the Company’s future allocation of capital and operating practices to make reducing GHG emissions a priority. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions and are subject to inherent risks and uncertainties including our ability to achieve the emissions reduction goals within the time period specified or at all, our ability to undertake the required capital projects and plans to achieve such goals and our access to sufficient capital and resources to undertake such projects and plans. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2022, each dated February 14, 2023, available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com